Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Years ended December 31,
	2006	2005	2004	2003	2002
Income before income taxes and accounting changes	$119.4	$54.8	$55.4	$16.6	$158.7
Fixed charges:
Interest expense	—	0.2	0.1	0.1	0.1
Interest portion of rental expense	1.3	1.1	0.5	1.0	1.0

Subtotal	1.3	1.3	0.6	1.1	1.1
Interest credited to investment contractholders	318.2	269.1	291.2	410.6	462.1

Total fixed charges	319.5	270.4	291.8	411.7	463.2

Income available for fixed charges (including interest credited to investment contractholders)	$438.9	$325.2	$347.2	$428.3	$621.9

Income available for fixed charges (excluding interest credited to investment contractholders)	$120.7	$56.1	$56.0	$17.7	$159.8

Ratio of income to fixed charges (including interest credited to investment contractholders)	1.37	1.20	1.19	1.04	1.34
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	92.85	43.15	93.33	16.09	145.27